Exhibit 99.2

Delhaize Group SA/NV

Rue Osseghemstraat 53

1080 Brussels, Belgium

Register of legal entities 0402.206.045 (Brussels)

www.delhaizegroup.com

INFORMATION STATEMENT

Brussels, April 15, 2014

To the shareholders, the holders of American Depositary Shares, bonds and warrants of Delhaize Group SA/NV (the “Company”):

This document provides information concerning the agenda of the ordinary shareholders’ meeting to be held on Thursday, May 22, 2014, at 3.00 p.m. (CET), at the Corporate Support Office of the Company, square Marie Curie 40, 1070 Brussels, Belgium.

At the ordinary shareholders’ meeting, the Company’s shareholders will deliberate and, where applicable, vote on the items of the agenda as further detailed in this information statement.

Belgian law does not require a quorum for the ordinary shareholders’ meeting to be held on May 22, 2014. Consequently, decisions at this meeting can be taken irrespective of the number of Delhaize Group shares present or represented at the meeting. Items 1 to 3 of the agenda do not require a vote. Items 4 to 15 can be validly adopted with the approval of a majority of the votes cast.

Holders of Delhaize Group ordinary shares can validly express the vote attached to their shares at the May 22, 2014 meeting by following the procedures specified in the convening notice of that meeting, which will be published in the press and is available on our website at www.delhaizegroup.com. If you have questions regarding the proposals, please contact the Delhaize Group Investor Relations Department at +32 2 412 21 51.

Holders of Delhaize Group American Depositary Shares may vote with respect to the May 22, 2014 meeting by following the procedures specified in a separate convening notice from Delhaize Group’s Depositary, Citibank. If you have questions regarding the proposals, please contact Delhaize Group Investor Relations Department at +32 2 412 21 51. If you have questions regarding voting procedures, please contact Citibank at +1 877 853 2191.

You are encouraged to read the convening notice, the annual report and the annual accounts of the Company and all other documents relating to the ordinary shareholders’ meeting to be held on May 22, 2014 which the law requires to be made available to shareholders. Copies of these documents can be accessed at the Company’s website (www.delhaizegroup.com) and can also be obtained at no cost by shareholders by calling the Delhaize Group Investor Relations Department at +32 2 412 21 51 and by holders of Delhaize Group American Depositary Shares by calling Citibank at +1 877 853 2191.

Frans Muller

President and Chief Executive Officer

Delhaize Group SA/NV

Ordinary Shareholders’ Meeting of Shareholders

May 22, 2014

Agenda

1.	Presentation of the Management Report of the Board of Directors on the Financial Year Ended December 31, 2013		3

2.	Presentation of the Report of the Statutory Auditor on the Financial Year Ended December 31, 2013		3

3.	Communication of the Consolidated Annual Accounts as of December 31, 2013		3

4.	Proposal to Approve the statutory (non-consolidated) annual accounts as of December 31, 2013, including the allocation of profits, and approval of the distribution of a gross dividend of EUR 1.56 per share		4

5.	Proposal to Discharge the Liability of the Directors for the Financial Year Ended December 31, 2013		5

6.	Proposal to Discharge the Liability of the Statutory Auditor for the Financial Year Ended December 31, 2013		5

7.	Proposals to Renew the Mandate of Directors and to appoint a Director		5

	7.1	Proposal to Renew the Term of Mr. Mats Jansson for a Period of Four Years	6

	7.2	Proposal to Renew the Term of Mr. William G. McEwan for a Period of Four Years	6

	7.3	Proposal to Renew the term of Mr. Jack L. Stahl for a Period of Four Years	6

	7.4.	Proposal to Appoint Mr. Johnny Thijs as Director for a Period of Three Years	6

8.	Proposals to acknowledge the Independence of Mr. Mats Jansson, Mr. William G. McEwan, Mr. Jack L. Stahl and Mr. Johnny Thijs		6

9.	Proposal to Renew the Mandate of the Statutory Auditor for a Period of Three Years		7

10.	Proposal to Approve the Remuneration Report		7

11.	Proposal to Revise Compensation of the Chairman of the Board and of the Members and Chairman of the Audit & Finance Committee		7

12.	Proposal to Approve the Delhaize Group 2014 EU Performance Stock Unit Plan		8

13.	Proposal to Approve the Accelerated Vesting Under the Delhaize Group 2014 EU Performance Stock Unit Plan Upon a Change of Control of the Company		9

14.	Proposal to approve a Change of Control Clause in a Credit Facility		9

15.	Proposal to Approve an Early Redemption of Bonds or Medium-Term Notes Upon a Change of Control of the Company		9

Item (1)

Presentation of the Management Report of the Board of Directors

On the Financial Year Ended December 31, 2013

Annually the Board of Directors of the Company (the “Board”) prepares, according to Belgian law, a management report on the Company. No later than 45 calendar days before the date of the ordinary shareholders’ meeting, the Board provides the management report on the consolidated annual accounts and the management report on the non-consolidated annual accounts to the Company’s statutory auditor, i.e. Deloitte, Reviseurs d’Entreprises SC sfd SCRL.

As indicated in the consolidated annual report, the chapters Business Review, Financial Review, Notes to the Financial Statements and Corporate Governance contain the information required by the Belgian Companies Code to be included in the management report of the Board on the consolidated annual accounts and constitute in the aggregate such management report.

The management reports of the Board will be presented to the shareholders at the ordinary shareholders’ meeting.

No vote is required on the management reports.

Item (2)

Presentation of the Report of the Statutory Auditor

On the Financial Year Ended December 31, 2013

The statutory auditor is required to review the accounts and prepare a report on the annual accounts of the Company for the attention of the shareholders. The statutory auditor (i) expressed an unqualified opinion on the non-consolidated annual accounts and consolidated annual accounts of the Company for the financial year ended December 31, 2013, (ii) stated that the management reports of the Board include the information required by law and (iii) certified that the non-consolidated annual accounts and the consolidated annual accounts give a true and fair view on the situation of the Company. The report of the statutory auditor on the consolidated accounts is reproduced in the consolidated annual report on page 161.

The reports of the statutory auditor will be presented to the shareholders at the ordinary shareholders’ meeting.

No vote is required on the reports of the statutory auditor.

Item (3)

Communication of the Consolidated Annual Accounts

as of December 31, 2013

The consolidated annual accounts of the Company as of December 31, 2013 will be presented and discussed at the ordinary shareholders’ meeting.

No vote is required on the consolidated annual accounts as of December 31, 2013.

Item (4)

Proposal to Approve the Statutory (Non-Consolidated) Annual Accounts as of December 31, 2013,

including the Allocation of Profit, and

Approval of the Distribution of a Gross Dividend of EUR 1.56 per Share

The following allocation of the available profit of the Company, as approved by the Board on March 12, 2014, will be proposed for shareholder approval at the ordinary shareholders’ meeting:

Allocation of Profit	(in EUR)
Loss for the financial year ended December 31, 2013	(75,156,001.13)
Profit carried forward from previous years	1,133,942,219.63
Profit to be allocated	1,058,786,218.50

As indicated in the table below, at the ordinary shareholders’ meeting, the Board will propose the payment of a gross dividend of EUR 1.56 per share. The aggregate amount of the gross dividend related to all the shares outstanding at the date of the adoption of the annual accounts by the Board, which was March 12, 2014, will therefore amount to EUR 160 million.

As a result of the exercise of warrants issued under the Delhaize Group 2002 and 2012 US Stock Incentive Plans, the Company may issue new shares, coupon no. 52 attached, between the date of adoption of the annual accounts by the Board, which was March 12, 2014, and the date of their proposed approval by the ordinary shareholders’ meeting of May 22, 2014.

Therefore, as of April 15, 2014, the 2013 profit appropriation is as follows:

Profit Appropriation	(in EUR)
Profit to be allocated	1,058,786,218.50
Transfer to legal reserve	0.00
Aggregate amount of the gross dividend related to all the shares	159,821,329.00
Balance of profit to be carried forward	898,964,889.50

On that basis, the Board will communicate at the ordinary shareholders’ meeting of May 22, 2014 the aggregate number of shares entitled to the 2013 dividend and will submit to this meeting the aggregate final amount of the dividend for approval. The non-consolidated annual accounts of 2013 will be modified accordingly. The maximum number of shares which could be issued between March 12, 2014, and May 22, 2014 is 2,630,597, assuming that all vested warrants were to be exercised. This would result in an increase in the total amount to be distributed as dividend of EUR 4 million to EUR 164 million.

The Board unanimously recommends that each shareholder vote FOR this proposal.

Item (5)

Proposal to Discharge the Liability of the Directors for

the Financial Year Ended December 31, 2013

Under Belgian law, after approval of the non-consolidated annual accounts, the shareholders have to vote on the discharge of liability of directors.

Such discharge is valid only to the extent that the annual accounts submitted by the Board contain neither any omission, nor any false indication concealing the Company’s genuine situation. In addition, this discharge of liability regarding actions contrary to, or inconsistent with, the articles of association or the Belgian Companies Code, is valid only if such actions have been mentioned in the convening notice of the ordinary shareholders’ meeting, which is not the case.

The Board unanimously recommends that each shareholder vote FOR this proposal.

Item (6)

Proposal to Discharge the Liability of the Statutory Auditor for

the Financial Year Ended December 31, 2013

Under Belgian law, after approval of the non-consolidated annual accounts, the shareholders have to vote on the discharge of liability of the statutory auditor.

Such discharge is valid only to the extent that the annual accounts contain neither omission, nor false indication concealing the Company’s genuine situation. In addition, this discharge of liability regarding actions contrary to, or inconsistent with, the articles of association or the Belgian Companies Code, is valid only if such actions have been mentioned in the convening notice of the ordinary shareholders’ meeting, which is not the case.

The Board unanimously recommends that each shareholder vote FOR this proposal.

Item (7)

Proposals to Renew the Mandate of Directors and Appoint a Director

As a general rule, under Belgian law, directors are elected by majority vote at the ordinary shareholders’ meeting for a term of up to six years. Pursuant to a Belgian law enacted in 2009, a director is not independent if such person is elected to more than three successive terms or more than twelve years. In 2010, the Board decided to set the term of the mandate of directors starting with elections in 2010 to three years for the first term, then, provided the Board determines such director is independent at re-election, four years for subsequent terms, which would permit a non-executive director who is otherwise independent to serve a total of eleven years before such director would no longer be considered independent under Belgian law. The term of directors who are not considered independent by the Board at the time of their election though has been set by the Board at three years. Unless otherwise decided by the Board, a person who is up for election to the Board and who would turn age 70 during the Company’s standard director term length may instead be elected to a term that would expire at the ordinary shareholders’ meeting occurring in the year in which such director would turn 70. Directors may be removed from office at any time by a majority vote at any meeting of shareholders.

Mr. Mats Jansson, Mr. William G. McEwan and Mr. Jack L. Stahl are nominated to serve on the Board for a proposed term of four years that will expire at the end of the ordinary shareholders’ meeting that will be requested to approve the annual accounts relating to the financial year 2017.

Mr. Johnny Thijs is nominated to serve on the Board for a proposed term of three years that will expire at the end of the ordinary shareholders’ meeting that will be requested to approve the annual accounts relating to the financial year 2016.

Each candidate for a position as director has indicated that he is willing and able to serve as a director if elected. Based on the advice of the Remuneration and Nomination Committee, the Board unanimously recommends that each shareholder vote FOR the election of each of the candidates as a director of the Company for the terms proposed.

Mr. Mats Jansson (1951). Mr. Jansson has served as Chairman of our Board of Directors since May 24, 2012. Mr. Jansson currently serves as an independent board member of TeliaSonera. He is a member of the JPMorgan European Advisory Council. Mr. Jansson began his career with ICA, a leading Swedish food retailer, holding positions of increasing responsibility over a period of more than 20 years and serving as President of ICA Detaljhandel and Deputy CEO and Chairman of the Group from 1990 to 1994. He then served as CEO of Catena/Bilia (1994 to 1999) and Karl Fazor Oy (1999 to 2000). From 2000 to 2005 Mr. Jansson held the position of CEO with Axfood, a publicly-traded Swedish food retailer. From 2005 to 2006 Mr. Jansson served as President and CEO of Axel Johnson AB, a family owned conglomerate of distribution and services companies. Mr. Jansson was President and CEO of SAS, the Scandinavian airline company, from 2006 to 2010. He also previously served as a director of Axfood, Mekonomen, Swedish Match, Hufvudstaden and Danske Bank. Mr. Jansson studied economical history and sociology at the University of Örebro, Sweden.

Mr. William G. McEwan (1956). Mr. McEwan is a Canadian grocery and consumer packaged goods executive. Between 1989 and 2000, Mr. McEwan held a variety of progressively senior marketing and merchandising roles in the consumer packaged goods industry with Coca-Cola Limited and in grocery retail with The Great Atlantic and Pacific Tea Company (A&P) both in Canada and in the United States. He served as President of A&P’s Canadian operations before his appointment as President and Chief Executive Officer of the company’s US Atlantic Region, the position he held immediately prior to joining Sobeys, Inc. He served as President & Chief Executive Officer of Sobeys Inc. and member of the Board of Directors of its parent company, Empire Company Limited until June 2012. Mr. McEwan is a member of the Board of Agrifoods International Cooperative Ltd and Ultima Foods. In November, 2005 Mr. McEwan was presented the Golden Pencil Award, The Food Industry Association of Canada’s highest distinction. In May 2006, the Canadian Council of Grocery Distributors presented Mr. McEwan with the Robert Beaudry Award of Excellence for leadership in the grocery industry. In June 2012, Mr. McEwan was honoured by the Retail Counsil of Canada with its Lifetime Achievement Award, recognizing a career of outstanding leadership, business success and community service.

Mr. Jack Stahl (1953). Mr. Stahl served in the role of President and Chief Executive Officer of cosmetics company Revlon from 2002 until his retirement in September 2006. Prior to joining Revlon, Mr. Stahl had a 22-year career as an executive with the Coca-Cola Company culminating in the role of President and Chief Operating Officer. He also served as Group President of Coca-Cola North America and Chief Financial Officer. Mr. Stahl started his professional career as an auditor at Arthur Andersen & Co. Mr. Stahl served on the Board of pharmaceutical company Schering-Plough and Sacks Incorporated. He currently serves on the Board of Dr Pepper Snapple Group and Coty, Inc. and serves as a member of the US Board of Advisors on CVC Capital Partners Advisory, Inc. He is also a Board member of The Boys and Girls Clubs of America. Mr. Stahl received his undergraduate degree from Emory University and holds an MBA from the Wharton Business School of the University of Pennsylvania, USA.

Mr. Johnny Thijs (1952). Mr. Thijs started his career in 1974 at Vanderelst N.V. (Rothmans group) as Product & Marketing Manager for Belgium. In 1981, he was named Marketing & Sales Manager at Masterfoods N.V. (Mars Inc.) for Belgium, the Netherlands, Germany and France. In 1986, he moved to Côte d’Or-Jacobs Suchard and five years later moved to Interbrew N.V. where he started as Executive Vice President before becoming CEO for Europe, Asia-Pacific and Africa from 1995 to 1999. In 2000, he was named CEO of Ter Beke. Mr. Thijs joined Belgian Post in 2002 where he served as CEO until the end of February 2014. Mr. Thijs is Chairman of the Board of Directors of Spadel SA. He studied commercial sciences at the College of Economic Sciences of the University of Limburg, Belgium.

Item (8)

Proposals to Acknowledge the Independence of Directors

In the U.S., the Company is listed on the New York Stock Exchange (NYSE). Under the rules of the NYSE, listed companies that are non-U.S. issuers (such as the Company) are permitted to follow home country practices in lieu of the director independence requirements of the NYSE. Nonetheless, the Board considered on March 12, 2014 all criteria applicable to the assessment of independence of directors under the Belgian Companies Code, the Belgian Code on Corporate Governance and NYSE rules. Based on the information provided by all directors, the Board determined on that date that all directors, with the exception of Pierre-Olivier Beckers-Vieujant, Hugh G. Farrington and Didier Smits, are independent under the criteria of the Belgian Companies Code, the Belgian Code on Corporate Governance and the NYSE rules.

A summary of the guidelines used by the Board to determine director independence can be found in the appendix 1 to the Terms of Reference of the Board on pages 21 and 22 of our Corporate Governance Charter, available on the Company’s website at www.delhaizegroup.com.

Upon due consideration of all such factors, the Board unanimously recommends that each shareholder vote FOR the proposal to acknowledge that each of Mr. Mats Jansson, Mr. William G. McEwan, Mr. Jack L. Stahl and Mr. Johnny Thijs satisfies the requirements of independence of the Belgian Companies Code for the assessment of independence of directors, and appoint them as independent directors pursuant to the criteria of the Belgian Companies Code. Each of them complies with the functional, family and financial criteria of independence as provided for in Article 526ter of the Belgian Companies Code. Moreover, they expressly stated and the Board of Directors is of the opinion that they do not have any relationship with any company that could compromise their independence.

Biographical information is provided above for each of Mr. Mats Jansson, Mr. William G. McEwan, Mr. Jack L. Stahl and Mr. Johnny Thijs.

Item (9)

Proposal to Renew the Mandate of the Statutory Auditor

Under Belgian law, the statutory auditor is elected by majority vote at the ordinary shareholders’ meeting for a term of three years.

The Board proposes to renew the mandate of Deloitte Bedrijfsrevisoren / Reviseurs d’Entreprises S.C. s.f.d. S.C.R.L., Berkenlaan 8B, 1831 Diegem, Belgium, as statutory auditor, represented by Mr. Michel Denayer, auditor or, in the event of inability of Mr. Denayer, by any other partner of the statutory auditor agreed upon by the Company, for a period of three years that will expire at the end of the ordinary shareholders’ meeting that will be requested to approve the annual accounts relating to the financial year 2016, and approve the yearly audit fees of the statutory auditor amounting to EUR 776,184. This proposal of the Board is in accordance with the recommendation of the Audit Committee on the same subject matter.

The Board unanimously recommends that each shareholder vote FOR this proposal.

Item (10)

Proposal to Approve the Remuneration Report

The Company wants to provide its shareholders with consistent and transparent information on executive compensation. The Company’s remuneration report, which is included in the corporate governance statement of the management report of the Company and is available at the Company’s website (www.delhaizegroup.com), contains among other things, information on the following topics:

•	The remuneration policy applied during 2013;

•	The role and involvement of various parties in executive compensation analysis and the related decision-making processes;

•	The Directors’ remuneration;

•	The Executive Management compensation; and

•	The Company share ownership guidelines.

The remuneration report must be submitted for approval at the shareholders’ meeting.

The Board unanimously recommends that each shareholder vote FOR this proposal.

Item (11)

Proposal to Revise Compensation

of the Members and Chairman of the Audit & Finance Committee

The ordinary shareholders’ meeting decided in 2011 to pay (i) to the directors in compensation for their positions as directors, an amount of up to EUR 80,000 per year per director and (ii) to the chairman of the Board, an amount up to EUR 160,000 per year. Those amounts are increased by an amount of up to EUR 10,000 per year for each member of any standing committee of the Board (other than the chairman of the committee), and increased by an amount of up to EUR 15,000 per year for the chairman of any standing committee of the Board.

The Board proposes to increase the compensation paid to the chairman of the Board in light of the fact that the CEO is not a member of the Board, which entails for the chairman an increased work of liaison between the Board and the executive management. The Board also proposes to increase the compensation paid to the members and the chairman of the Audit Committee, which will be restructured as of May 21, 2014 to become the Audit & Finance Committee. The role of this Committee will be expanded to further assist the Board in monitoring the areas of treasury activities and related financings and its number of meetings per year will increase accordingly.

The Board therefore proposes that the shareholders approve the increase, as from May 22, 2014, of the amount paid per year (i) by EUR 40,000 to the chairman of the Board as compensation for his position as chairman of the Board, (ii) by EUR 5,000 to each member of the Audit & Finance Committee (other than the chairman of the Committee), and (iii) by EUR 10,000 to the chairman of the Audit & Finance Committee. Therefore, the Company will pay, as from May 22, 2014, an amount of EUR 200,000 per year to the chairman of the Board as compensation for his position as chairman of the Board and, with respect to the Audit & Finance Committee, (a) an amount of EUR 15,000 per year to each member of the Audit & Finance Committee, and (b) an amount of EUR 25,000 per year to the chairman of the Audit & Finance Committee, as compensation for their positions within such Committee.

The other amounts of compensation of the directors approved by the ordinary shareholders’ meeting of May 26, 2011 remain unchanged.

The Board unanimously recommends that the shareholders vote FOR this proposal.

Item (12)

Proposal to Approve the Delhaize Group

2014 EU Performance Stock Unit Plan

The Board proposes that shareholders approve the new Delhaize Group 2014 EU Performance Stock Unit Plan under which our management based in Europe will be awarded existing Company’s shares subject to Delhaize Group performance at the time of vesting. If these conditions are met, the vesting will occur three years after the grant date. The awards have no dilutive effect on the Company’s share capital since they represent a commitment of the Company to deliver existing shares of the Company to the award recipient, at no cost to the recipient.

The performance requirement will be measured over a three-year performance period. The vesting of the award depends on performance by the Company against Board-approved financial targets related to “Shareholder Value Creation”. This metric will be measured over a 3-year period, based on the formula of 6 times underlying EBITDA minus net debt. The Board considers this metric as a key performance indicator to be closely correlated to building long-term shareholder value. The number of ordinary shares to be received upon vesting will vary from 0% to 150% of the awarded number of performance stock units in function of the achieved performance over the three-year performance period compared to the target.

The purpose of the Delhaize Group 2014 EU Performance Stock Unit Plan is to enhance the ability of the Company and its European subsidiaries to attract and retain officers, employees and directors of outstanding ability and to provide selected officers, employees, directors and individuals who have accepted an offer of employment from any of these entities with an interest in the Company parallel to that of the Company’s shareholders.

For reference, the estimated total number of performance stock units to be granted in 2014 under the Delhaize Group 2014 EU Performance Stock Unit Plan should represent approximately 0.24% of the Company’s outstanding shares. As of March 12, 2014, the preliminary estimated percentage of performance stock units to be granted to the CEO in May 2014 under this plan should be approximately 7% of the total number of performance stock units granted under this plan in 2014.

The Board proposes that shareholders approve the new Delhaize Group 2014 EU Performance Stock Unit Plan to conform to the recommendation of the Belgian Code on Corporate Governance of obtaining shareholders’ approval on the issue of incentive plans under which members of the executive management may be granted shares of the Company at vesting. The Delhaize Group 2014 EU Performance Stock Unit Plan will provide that an aggregate of up to 3,000,000 existing shares may be delivered pursuant to all performance stock units that would be granted during the lifetime of this plan.

The Board unanimously recommends that the shareholders vote FOR this proposal.

Item (13)

Proposal to Approve the Accelerated Vesting

Under the Delhaize Group 2014 EU Performance Stock Plan

upon a Change of Control of the Company

The Board intends to grant to the beneficiaries of the Delhaize Group 2014 EU Performance Stock Plan the right to acquire shares of the Company under the terms and conditions of the plan referred to in agenda Item 12 above. Consistent with past practices, one of the provisions of the plan (or related agreements) will provide that in the event of a change of control over the Company the performance stock units will vest. Under the plan, change of control means, in summary and among other events, an acquisition or series of acquisitions by a person or a group of persons acting in concert of 30% of the voting securities of Delhaize Group.

Performance stock units represent a commitment to deliver existing shares of the Company to the award recipients and hence have no dilutive effect on the Company’s share capital.

In order to be enforceable, Article 556 of the Belgian Companies Code requires that this provision be approved by the shareholders’ meeting.

The Board unanimously recommends that the shareholders vote FOR this proposal.

Item (14)

Proposal to Approve a Change of Control Clause

in a Credit Facility

A EUR 400 million five-year revolving credit facility was concluded on April 14, 2014 to replace the EUR 600 million five-year revolving credit facility concluded on 15 April 2011. The EUR 400 million five-year revolving (with potentially two additional one-year extensions) credit facility was concluded between, among others, the Company, Delhaize America, LLC, Delhaize Griffin SA, Delhaize The Lion Coordination Center SA, as Borrowers and Guarantors, the subsidiary guarantors party thereto, the lenders party thereto, and Bank of America Merrill Lynch International Limited, BNP Paribas Fortis SA/NV and J.P. Morgan Limited, as Bookrunning Mandated Lead Arrangers. In accordance with market practice, a change of control over the Company constitutes a “Mandatory Prepayment and Cancellation” event under this facility.

In order to be enforceable, article 556 of the Belgian Company Code requires that such change of control provision be approved by the shareholders’ meeting.

The Board unanimously recommends that the shareholders vote FOR this proposal.

Item (15)

Proposal to Approve an Early Redemption of Bonds,

Convertible Bonds or Medium-Term Notes

Upon a Change of Control of Delhaize Group

In its normal course of business, the Company may issue bonds, convertible bonds or medium-term notes in one or several offerings and tranches, within 12 months from the ordinary shareholders’ meeting of May 2014. The maximum principal amount of such bonds and notes would be the equivalent of EUR 1.5 billion. The proceeds from such bonds and notes would be used for seasonal and operational needs, to invest in the growth of the business and/or to refinance existing debt. Such bonds and notes may have different maturities which would not exceed 30 years. Interest rates would be based on the then prevailing market conditions and may include fixed and floating interest rates.

Market practice is to include provisions granting the holders of bonds and notes the right to early repayment for an amount not in excess of 101% of the aggregate principal amount, plus any accrued and unpaid interest, in the event of a change of control over the Company.

In order to be enforceable, article 556 of the Belgian Companies Code requires, among others, that such change of control provision be approved by the shareholders’ meeting. Any such bond or note issue would be disclosed through a press release, which would summarize the applicable change of control provision and mention the total amount of bonds and notes already issued by the Company that are subject to a change of control provision approved under this resolution.

The Board unanimously recommends that the shareholders vote FOR this proposal.

Annex 1 to Exhibit 99.2

Using a black ink pen, mark you votes with an X as show in this example. Please do not write outside the designated areas.	☒

Ordinary Shareholders’ Meeting on May 22, 2014

▼ PLEASE FOLD ALONG THE PERFORATION, DETACH AND RETURN THE BOTTOM PORTION IN THE ENCLOSED ENVELOPE. ▼

DELHAIZE GROUP SA/NV (the “Company”)
If this Voting Instruction Form is signed and timely returned to the Depositary by a holder of ADSs (who has otherwise satisfied all conditions to voting) but no specific direction as to voting is marked below as to one or more proposals, the undersigned shall be deemed to have directed the Depositary to vote “FOR” the unmarked proposal(s) if the Company’s board of directors has recommended approval of such proposal(s). +
THE COMPANY’S BOARD OF DIRECTORS RECOMMENDS A VOTE “FOR” ALL PROPOSALS.

	For	Against	Abstain		For	Against	Abstain		For	Against	Abstain		For	Against	Abstain
1.	NA	NA	NA	7.1	☐	☐	☐	8.3	☐	☐	☐	13.	☐	☐	☐
2.	NA	NA	NA	7.2	☐	☐	☐	8.4	☐	☐	☐	14.	☐	☐	☐
3.	NA	NA	NA	7.3	☐	☐	☐	9.	☐	☐	☐	15.	☐	☐	☐
4.	☐	☐	☐	7.4	☐	☐	☐	10.	☐	☐	☐
5.	☐	☐	☐	8.1	☐	☐	☐	11.	☐	☐	☐
6.	☐	☐	☐	8.2	☐	☐	☐	12.	☐	☐	☐

Authorized Signatures – This section must be completed for your vote to be counted. – Date and Sign Below

Please sign your name to the Voting Instruction Form exactly as printed. When signing in a fiduciary or representative capacity, give full title as such. Where more than one owner of ADSs, each MUST sign. A Voting Instruction Form executed by a corporation should be in full name by a duly authorized officer with full title as such. Please be sure to sign and date this Voting Instruction Form.

If these Voting Instructions are signed and timely returned to the Depositary but multiple specific directions as to voting are marked above as to an issue, the undersigned shall be deemed to have directed the Depositary to give an “ABSTAIN” voting instruction for such issue.

Date (mm/dd/yyyy) — Please print date below.	Signature 1 – Please keep signature within the box.	Signature 2 – Please keep signature within the box.
/ /

¢	1 U P X	+
<STOCK#> 01U26B

I. Ordinary shareholder’s meeting

1.	Presentation of the management report of the Board of Directors on the financial year ended December 31, 2013.

2.	Presentation of the report of the statutory auditor on the financial year ended December 31, 2013.

3.	Communication of the consolidated annual accounts as of December 31, 2013.

4.	Approval of the statutory (non-consolidated) annual accounts as of December 31, 2013, including the allocation of profits, and approval of the distribution of a gross dividend of EUR 1.56 per share (*).

5.	Discharge of liability of the directors.

6.	Discharge of liability of the statutory auditor.

7.1	Renewal of appointment of Mr. Mats Jansson.

7.2	Renewal of appointment of Mr. William G. McEwan.

7.3	Renewal of appointment of Mr. Jack L. Stahl.

7.4	Appointment of Mr. Johnny Thijs.

8.1	Independence of Mr. Mats Jansson under the Belgian Companies Code.

8.2	Independence of Mr. William G. McEwan under the Belgian Companies Code.

8.3	Independence of Mr. Jack L. Stahl under the Belgian Companies Code.

8.4	Independence of Mr. Johnny Thijs under the Belgian Companies Code.

9.	Renewal of the statutory auditor’s mandate for a period of three years.

10.	Approval of the remuneration report.

11.	Compensation of the chairman of the Board and of the members and chairman of the Audit & Finance Committee.

12.	Approval of the Delhaize Group 2014 EU Performance Stock Unit Plan.

13.	Accelerated vesting under the Delhaize Group 2014 EU Performance Stock Unit Plan upon a change of control of the Company.

14.	Change of control clause in a credit facility.

15.	Early redemption of bonds, convertible bonds or medium-term notes upon a change of control of the Company.

(*) Such amount may fluctuate depending on the number of warrants exercised between the date of the convening notice and the dividend record date. The dividend will be payable to holders of ordinary shares as from June 2, 2014 and to holders of American Depositary Receipts (ADRs) as from June 5, 2014.

More information concerning the above resolutions is available on the Company’s website www.delhaizegroup.com.

▼ PLEASE FOLD ALONG THE PERFORATION, DETACH AND RETURN THE BOTTOM PORTION IN THE ENCLOSED ENVELOPE. ▼

Ordinary Shareholders’ Meeting

to be held on May 22, 2014

The Voting Instruction Form must be signed, completed and received at the indicated address prior to

10:00 a.m. (New York City time) on May 14, 2014 for action to be taken.

VOTING INSTRUCTION FORM	AMERICAN DEPOSITARY SHARES

DELHAIZE GROUP SA/NV (the “Company”)

CUSIP No.:	29759W101.
ADS Record Date:	April 14, 2014.
Share Record Date:	May 8, 2014. (Date on which ADS Holders are required under Belgian Law to hold their interest in the shares of the Company in order to be eligible to vote at the Meeting).
Meeting Specifics:	Ordinary Shareholders’ Meeting to be held on May 22, 2014 at 3:00 p.m. (CET) at the Corporate Support Office of the Company, square Marie Curie 40 in 1070 Brussels, Belgium (the “Meeting”).
Meeting Agenda:	Please refer to the Meeting Agenda for the proposed resolutions to be voted on. The enclosed Notice of Availability of Proxy Materials informs you where to obtain the Meeting Agenda and other Proxy Materials.
Depositary:	Citibank, N.A.
Deposit Agreement:	Second Amended and Restated Deposit Agreement, dated as of May 3, 2013.
Deposited Securities:	Ordinary shares of the Company.
Custodian:	Citibank International Plc London.

The undersigned holder, as of the ADS Record Date, of the American Depositary Shares identified above (the “ADSs”), acknowledges receipt of a copy of the Depositary’s Notice of Meeting and hereby authorizes and directs the Depositary to cause to be voted at the Meeting (and any adjournment or postponement thereof) the Deposited Securities represented by the undersigned’s ADSs in the manner indicated on the reverse side hereof. The undersigned recognizes that any sale, transfer or cancellation of ADSs before the Share Record Date will invalidate these voting instructions if the Depositary is unable to verify the continued ownership of ADSs as of the Share Record Date.

The right of any holders of ADSs to give instructions to the Depositary as to the exercise of voting rights may be limited if such Holder fails to comply with the disclosure of interest requirements under Belgian law (which are summarized in Section 3.7 of the Deposit Agreement).

In order to exercise voting rights, an owner who is not the registered holder of ADSs on the books of the Depositary will be required, subject to applicable provisions of the laws of Belgium, the Articles of Association of the Company and the Deposit Agreement, to have such ownership of ADS, verified by the Depositary as of the Share Record Date. Please indicate on the reverse side hereof how the Deposited Securities are to be voted. The Voting Instruction Form must be marked, signed and returned on time in order to be counted.

By signing on the reverse side hereof, the undersigned represents to the Depositary and the Company that the undersigned is duly authorized to give the voting instructions contained therein.

Annex 2 to Exhibit 99.2

Important Notice Regarding the Availability of Proxy Materials for the Ordinary Shareholders’ Meeting to Be Held on May 22, 2014.

This communication presents only an overview of the more complete proxy materials that are available to you on the Internet. We encourage you to access and review all of the important information contained in the proxy materials before voting.

A complete version of the proxy materials relating to the May 22, 2014 Ordinary Shareholders’ Meeting is available at:

http://www.delhaize.com/en/CorporateGovernance/ShareholderInformation/Gen

eralMeetings/OrdinaryGeneralMeetingMay22th2014.aspx

If you wish to receive a paper or email copy of these documents, you must request one. There is no charge for requesting a copy. Please make your request to our Depositary Bank, Citibank, by contacting the Delhaize Group ADR Shareholder Services line toll free at 1-877-853-2191, Monday through Friday from 08:30 AM through 06:00 PM Eastern Standard Time. Alternatively, you may request these materials in writing to the address below.

Citibank Shareholder Services

P.O. Box 43077

Providence, Rhode Island 02940-5000